NEWS RELEASE
INTEROIL REPORTS NET PROFIT OF $9.2 MILLION FOR
QUARTER ENDED SEPTEMBER 30, 2008
NOVEMBER 10, 2008 – InterOil Corporation (IOL:TSX) (IOC:NYSE Alternext) (IOC:POMSoX), a Canadian company with operations in Papua New Guinea, today reported its third quarter 2008 financial results.
Key financial and operational highlights:
•	InterOil’s consolidated third quarter Earnings before Interest Taxes, Depreciation and Amortization (‘EBITDA’), a non-GAAP measure, was $16.8 million(1) and net profit was $9.2 million. (1) All dollar amounts are in United States dollars unless otherwise stated.

•	Elk-4 well was completed as a potential producer and completion work ended on August 31, 2008.

•	On September 4, 2008, the Elk-4 well flowed at 105 mmscf per day which we believe to be the highest flow rate recorded for a gas well in Papua New Guinea.

•	Antelope-1 well preparation completed during the quarter and the well was spudded on October 15, 2008.

•	Subsequent to quarter end, we entered into an agreement with Petromin PNG Holdings Limited under which they will acquire a 20.5% working interest in the Elk/Antelope field on behalf of the Government of Papua New Guinea. The agreement is subject to certain conditions precedent.

•	Total refinery throughput for the quarter was 22,463 barrels per operating day compared with 21,045 barrels per operating day in the third quarter of 2007.

•	Subsequent to quarter end, we secured a domestic (Papua New Guinea) 150.0 million Kina (approximately $57.5 million) revolving working capital facility for our wholesale and retail petroleum products distribution business.
InterOil News Release

“We are pleased to record a solid set of results during the third quarter of 2008, particularly as during this period we experienced unprecedented volatility in trading conditions that continue to be experienced in the crude trading and financial markets,” said Mr. Phil Mulacek, Chairman and Chief Executive Officer. “We have mitigated some of this volatility through the use of hedging strategies and long term financing. We continue to remain focussed on our core activities and in particular our exploration program where we are currently drilling the Antelope-1 appraisal well, where we are targeting a significant gas column and improved information on the Antelope structure.”
Financial Results:

Consolidated – Operating results	Quarter ended Sept 30,		Nine months ended Sept 30,
($ thousands, except per share data)	2008	2007	2008	2007
Sales and operating revenues	262,371	188,365	697,401	453,604
Interest revenue	460	501	1,216	1,734
Other non-allocated revenue	900	1,239	2,541	2,203

Total revenue	263,731	190,105	701,158	457,541

Cost of sales and operating expenses	(248,199)	(182,099)	(631,395)	(423,977)
Office and administration and other expenses	439	(13,524)	(29,691)	(29,116)
Gain on LNG shareholder agreement	0	0	0	6,553
Exploration costs	(75)	(4,232)	79	(12,071)
Exploration impairment	(72)	(505)	(83)	(526)
Gain on sale of oil and gas properties assets	990	—	11,235	—

Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) (1)	16,814	(10,255)	51,303	(1,596)

Depreciation and amortization	(3,573)	(2,959)	(10,498)	(10,038)
Interest expense	(4,048)	(5,223)	(14,165)	(14,562)

Profit (loss) from ordinary activities before income taxes	9,193	(18,437)	26,640	(26,196)

Income tax expense	37	472	(4,203)	(71)
Non-controlling interest	(3)	72	(5)	67

Total net profit (loss)	9,227	(17,893)	22,432	(26,200)

Earnings (loss) per share (dollars) (basic)	0.26	(0.60)	0.68	(0.88)

Earnings (loss) per share (dollars) (diluted)	0.22	(0.60)	0.59	(0.88)

Total assets	708,782	537,656	708,782	537,656

Total liabilities	463,597	468,831	463,597	468,831

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled ‘Non-GAAP measures and reconciliation’.
InterOil News Release

Operational Highlights by Segment:
Upstream
•	Elk-4 well was completed as a potential producer and completion work ended on August 31, 2008.

•	On September 4, 2008, the Elk-4 well flowed at 105 mmscf per day which we believe to be the highest flow rate recorded for a gas well in Papua New Guinea. In addition, the well flowed 1,130 barrels per day of condensate.

•	Antelope-1 well preparation was completed during the quarter and the well was spudded on October 15, 2008.
Midstream – Refining
•	Refining operations achieved a gross margin of $7.1 million and EBITDA of $17.5 million for the quarter.

•	Net income was $12.7 million during the quarter.

•	Total refinery throughput was 22,463 barrels per operating day in the third quarter of 2008 as compared with 21,045 barrels per operating day in the third quarter of 2007.
Midstream – Liquefaction
•	Negotiations on the project agreement with the Papua New Guinea government are progressing towards finalisation.

•	Engineering design activities for the proposed liquefaction plant are progressing.
Downstream
•	Downstream operations generated gross margin of $5.7 million and EBITDA of $0.6 million for the quarter.

•	Net profit for the quarter was lower by $0.9 million in the third quarter of 2008 as compared to the third quarter of 2007, principally as a result of a $4.2 million inventory write down due to decreasing product prices at quarter end.

•	Total downstream sales volumes were 138.0 million liters in the third quarter of 2008 compared with 141.9 million liters in third quarter of 2007.

•	Subsequent to quarter end, on October 24, 2008, we secured a domestic (Papua New Guinea) 150.0 million Kina (approximately $57.5 million) revolving working capital facility
Inter Oil News Release

for our wholesale and retail petroleum products distribution business in Papua New Guinea from Bank of South Pacific Limited and Westpac Bank PNG Limited.
Corporate
•	All outstanding Series A preference shares were converted into 517,777 common shares.

•	$15.0 million of the $95.0 million worth of 8% subordinated convertible debentures issued in May were converted into 600,000 common shares.

•	In August 2008, we completed filing of an omnibus shelf prospectus with the Ontario Securities Commission and a corresponding registration statement on Form F-10/A with the United States Securities and Exchange Commission which will enable us to issue, from time to time during the following 25 months, up to a total of $200.0 million of debt securities, common shares, preferred shares and/or warrants in one or more offerings.
“We are pleased to report a significant and continued improvement in the overall financial results achieved by our operating businesses in the third quarter and the nine preceding months when compared with the results of the same period in 2007. We continue to focus on our business improvement plans, the results of which are being reflected in our financial performance,” stated Mr. Collin Visaggio, Chief Financial Officer. “Notwithstanding uncertainty in the financial markets, we continue to optimise our funding in order to strengthen our balance sheet and mitigate risk. To this extent we recently established a working capital facility with two leading financial institutions in Papua New Guinea at attractive commercial borrowing rates. We also entered into arrangements with Petromin in which, amongst other things, Petromin have agreed to contribute 20.5% of the costs of the field’s development.
CONFERENCE CALL TOMORROW
InterOil will host a conference call on Tuesday November 11, 2008 at 8:30 a.m. Eastern, to discuss second quarter results and the company’s outlook for the remainder of the year. The conference call can be heard through a live audio web cast on the company’s website at www.interoil.com or accessed by dialing (612) 234-9960. A replay of the broadcast will be available soon afterwards on the website.
FINANCIAL DISCLOSURE DOCUMENTS FILED
InterOil News Release

InterOil has filed its unaudited financial statements and accompanying notes for the quarter ended September 30, 2008 and the related management discussion and analysis, with the relevant Canadian and United States securities regulatory authorities. Copies of the documents may be accessed electronically at www.sedar.com, www.sec.gov or on our website at www.interoil.com. Summary financial and operational data have been included with this release. You should read this summary with our financial statements and Management’s Discussion and Analysis.
FOR FURTHER INFORMATION:
Anesti Dermedgoglou
V.P., Investor Relations
InterOil Corporation
anesti@interoil.com
Phone: +617 4046 4600
Non-GAAP Measures and Reconciliation
Earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, represents our net income/ (loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. EBITDA is used by InterOil to analyze operating performance. EBITDA does not have a standardized meaning prescribed by United States or Canadian generally accepted accounting principles and, therefore, may not be comparable with the calculation of similar measures for other companies. The items excluded from EBITDA are significant in assessing our operating results. Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with Canadian generally accepted accounting principles. Further, EBITDA is not a measure of cash flow under Canadian generally accepted accounting principles and should not be considered as such. For reconciliation of EBITDA to the net income (loss) under GAAP, refer to the Non GAAP Measures Reconciliation of our MD&A. The following table reconciles net income (loss), a Canadian GAAP measure, to EBITDA, a non-GAAP measure for each of the last eight quarters.
InterOil News Release

Quarters ended	2008			2007				2006
($ thousands)	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31
		(restated)	(restated)
Upstream	231	10,164	(1,135)	(3,128)	(5,015)	(5,492)	(4,009)	(719)
Midstream – Refining	17,516	16,329	5,724	9,589	(1,332)	3,775	6,336	9,144
Midstream – Liquefaction	(1,570)	(1,784)	(1,636)	(797)	(4,104)	(444)	(322)	(396)
Downstream	610	7,893	4,529	3,627	3,301	2,760	3,028	1,143
Corporate and Consolidated	27	(5,248)	(347)	(2,394)	(3,105)	4,959	(1,931)	(2,299)
Earnings before interest, taxes, depreciation and amortization	16,814	27,354	7,135	6,897	(10,255)	5,558	3,102	6,873

Subtract:

Upstream	—	—	—	—	—	—	—	(2)
Midstream – Refining	(2,113)	(2,263)	(2,761)	(4,397)	(8,155)	(2,156)	(2,091)	(2,478)
Midstream – Liquefaction	—	—	—	—	—	—	—	—
Downstream	(885)	(715)	(1,005)	(1,145)	(3,320)	66	(39)	(36)
Corporate and Consolidated	(1,049)	(1,951)	(1,423)	99	6,253	(2,768)	(2,352)	(3,131)
Interest expense	(4,047)	(4,929)	(5,189)	(5,443)	(5,222)	(4,858)	(4,482)	(5,647)

Upstream	—	—	—	—	—	—	—	—
Midstream – Refining	—	—	—	(44)	69	12	(17)	(42)
Midstream – Liquefaction	(25)	(49)	(24)	(13)	—	—	—	—
Downstream	82	(3,213)	(752)	(1,112)	261	(32)	(483)	(997)
Corporate and Consolidated	(24)	(124)	(81)	(12)	214	(15)	(13)	(12)
Income taxes and non- controlling interest	33	(3,386)	(857)	(1,181)	544	(35)	(513)	(1,051)

Upstream	(134)	(135)	(154)	(134)	299	(338)	(309)	(233)
Midstream – Refining	(2,742)	(2,724)	(2,761)	(2,158)	(2,781)	(2,748)	(2,717)	(2,806)
Midstream – Liquefaction	(19)	(16)	(15)	(15)	—	—	—	—
Downstream	(693)	(582)	(573)	(700)	(497)	(552)	(456)	(537)
Corporate and Consolidated	15	17	18	21	20	20	21	22
Depreciation and amortisation	(3,573)	(3,440)	(3,485)	(2,986)	(2,959)	(3,618)	(3,461)	(3,554)

Upstream	98	10,029	(1,289)	(3,262)	(4,715)	(5,831)	(4,318)	(953)
Midstream – Refining	12,660	11,344	202	2,990	(12,199)	(1,117)	1,511	3,818
Midstream – Liquefaction	(1,614)	(1,849)	(1,675)	(825)	(4,104)	(444)	(322)	(396)
Downstream	(886)	3,383	2,198	670	(255)	2,242	2,050	(427)
Corporate and Consolidated	(1,030)	(7,306)	(1,831)	(2,286)	3,382	2,196	(4,275)	(5,420)

Net profit (loss) per segment	9,228	15,601	(2,395)	(2,713)	(17,891)	(2,954)	(5,354)	(3,378)

InterOil News Release

Summary of Consolidated Quarterly Financial Results for Past Eight Quarters
Consolidated Quarterly Financial Results by Quarter for 2008 to date, and the Preceding Five Quarters
The following is a table containing the consolidated results for the eight quarters ended June 30, 2008 by business segment.

Quarters ended	2008			2007				2006
($ thousands except per share	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31
data)		(restated)	(restated)
Upstream	698	895	618	579	1,176	397	395	705
Midstream – Refining	216,750	197,864	176,973	137,509	168,737	114,584	103,055	147,538
Midstream – Liquefaction	35	19	13	26	10	5	—	—
Downstream	172,528	140,467	116,048	118,495	102,786	93,186	77,812	91,990
Corporate and Consolidated	(126,280)	(94,231)	(101,238)	(83,776)	(82,605)	(67,633)	(54,366)	(67,457)
Sales and operating revenues	263,731	245,014	192,414	172,833	190,104	140,539	126,896	172,776

Upstream	231	10,164	(1,135)	(3,128)	(5,015)	(5,492)	(4,009)	(719)
Midstream – Refining	17,516	16,329	5,724	9,589	(1,332)	3,775	6,336	9,144
Midstream – Liquefaction	(1,570)	(1,784)	(1,636)	(797)	(4,104)	(444)	(322)	(396)
Downstream	610	7,893	4,529	3,627	3,301	2,760	3,028	1,143
Corporate and Consolidated	27	(5,248)	(347)	(2,394)	(3,105)	4,959	(1,931)	(2,299)
Earnings before interest, taxes, depreciation and amortization (1)	16,814	27,354	7,135	6,897	(10,255)	5,558	3,102	6,873

Upstream	98	10,029	(1,289)	(3,262)	(4,716)	(5,831)	(4,318)	(954)
Midstream – Refining	12,660	11,344	202	2,990	(12,199)	(1,117)	1,511	3,818
Midstream – Liquefaction	(1,614)	(1,849)	(1,675)	(825)	(4,104)	(444)	(322)	(396)
Downstream	(886)	3,383	2,198	670	(255)	2,242	2,050	(427)
Corporate and Consolidated	(1,031)	(7,306)	(1,832)	(2,286)	3,382	2,196	(4,275)	(5,420)

Net profit (loss) per segment	9,227	15,601	(2,396)	(2,713)	(17,892)	(2,954)	(5,354)	(3,379)

Net profit (loss) per share (dollars)

Per Share – Basic	0.26	0.48	(0.08)	(0.09)	(0.60)	(0.10)	(0.18)	(0.11)
Per Share – Diluted	0.22	0.40	(0.08)	(0.09)	(0.60)	(0.10)	(0.18)	(0.11)

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled ‘Non-GAAP measures and reconciliation’.

(2)	The inter-company interest charges have been restated for quarter ended March 31, 2008 and June 30, 2008 to reflect transfer of certain inter-company loan balances to inter-company investments.
InterOil News Release

Cautionary Statements
This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. A forward – looking statement is made in respect of the Company’s targeting of a significant gas column with the drilling of the Antelope -1 appraisal well. This statement concerning the possible existence of such a gas column is made on the basis of the gas discovered by the Elk – 4 well completed earlier in the year, test results from that well and certain seismic data obtained for the area. These statements are based on certain assumptions made by the Company based on its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. No assurances can be given however, that these events will occur. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the inherent uncertainty of oil and gas exploration activities; the availability and cost of drilling rigs, oilfield equipment, and other oilfield exploration services; the Company’s ability to finance the development of its LNG facility; the Company’s ability to timely construct and commission the LNG facility; political, legal and economic risks in Papua New Guinea; landowner claims; weather conditions and unforeseen operating hazards; the impact of legislation regulating emissions of greenhouse gases; the risk factors discussed in the Company’s filings with the Securities and Exchange Commission, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2007 on Form 40-F; and the risks and uncertainties disclosed under ‘Legal notice – risk factors and forward-looking statements’ within the Management Discussion and Analysis for the quarter and nine month ended September 30, 2008. Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. The forward-looking statements contained in this press release are made as of the date hereof and InterOil does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by applicable securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.
We currently have no resources or reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. The Company includes in this news release information that the SEC’s guidelines strictly prohibit the Company from including in filings with the SEC. Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov.
All dollar amounts are in United States dollars unless otherwise stated.
InterOil News Release